Filed pursuant to Rule 433
Registration No. 333-288826
Issuer Free Writing Prospectus dated
November 4, 2026
Relating to Preliminary
Prospectus Supplement dated November 4, 2026

SAVOR (SVOR) Investor Presentation DDC SAVOR 13.5% Perpetual Preferred Series A Shares Issuer: DDC Enterprise Limited (NYSE American: DDC) Proposed NYSE American listing (proposed symbol: SVOR) NOVEMBER 2026 nothing Series A 13.5% Perpetual Cumulative Preferred Shares SVOR 02 Disclaimer This document ("Document") is being provided to recipients solely for use by potential investors for information purpose and it is not intended to form the basis of any investment decision or any decision in relation to a transaction involving DDC Enterprise Limited (the "Company") and/or any of its subsidiaries and/or affiliates (collectively, the "Group"). By receiving and retaining this Document, the recipient acknowledges and represents to the Group, that you have understood and accepted the terms of this notice. This Document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This Document does not constitute or contain an offer or invitation or solicitation for the sale or purchase of securities or any interest in the Group and neither this Document nor anything contained herein shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever. Neither the information contained in this Document nor any further information made available by the Group or any of its directors, officers, partners, employees, agents, representatives or ad visors will form basis of or be construed as a contract or any other legal obligation. The information contained herein and any additional material provided have been prepared to assist interested parties in making their own evaluation of the Group and do not purport to contain all of the information that an interested party may desire or require to evaluate the Group. In all cases, interested parties should conduct their own investigation and analysis of the Group, financial condition and prospects, and of the data set forth in this Document. Nothing contained in this Document constitutes investment, legal, accounting, tax or other professional advice or a recommendation to purchase, hold or sell any security. Recipients should consult their own professional advisers and conduct their own independent review and analysis before making any investment decision. None of the Group, or its subsidiaries, shareholders or other affiliates, or any of their respective directors, officers, partners, employees, agents, representatives or advisors, make any representation or warranty, express or implied, as to the accuracy or completeness of this Document or the information contained in, or for any omissions from, this Document or any other written or oral communications transmitted to the recipient in the course of its evaluation of the Group. Only those particular representations and warranties, if any, which may be made to a party in a definitive written agreement, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect. In furnishing this Document, the Group does not undertake any obligation to provide the recipient with access to any additional information or to update this Document or to correct any inaccuracies therein which may become apparent. This Document shall neither be deemed an indication of the state or affairs of the Group nor constitute an indication that there has been no change in the state or affairs of the Group since the date thereof or since the dates as of which information is given in the Document. Any financial information presented herein is derived from the Group's prior public filings with the U.S. Securities and Exchange Commission (SEC) or other regulatory authorities, and the Group undertakes no obligation to reconcile such information with subsequent filings. This Document should be read together with the Company's filings with the SEC, including its Annual Report on Form 20-F, Reports on Form 6-K, registration statements, prospectuses and prospectus supplements. In the event of any inconsistency between this Document and any such filing, the applicable SEC filing shall control. Any offering of securities will be made only pursuant to an effective registration statement, prospectus, prospectus supplement or other offering documents filed with or furnished to the SEC, as applicable. This Document is not a prospectus or prospectus supplement and does not constitute part of any offering materials. This Document contains certain statements, estimates, targets, forecasts and projections with respect to the Group, including certain financial forecasts. Any such information is subjective and would necessarily be prepared based upon certain assumptions and analysis of information available at the relevant time and may not prove to be correct. Accordingly, there is no representation, warranty or assurance of any kind, express or implied, that any such information will be correct or that any such statements, estimates, targets, forecasts or projections will be realized. This Document may also contain forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward looking statements through the use of words such as "may," "will," "can," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential" and other similar words and expressions of the future. For example, our Bitcoin discussion includes a number of forward -looking statements, such as our ability to borrow or raise capital to acquire Bitcoin, the future value of Bitcoin, our ability to close transactions previously announced or in the future to acquire Bitcoin, security of our Bitcoin holdings, and the anticipated impact of our Bitcoin reserve strategy on our financial condition and operations. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, the volatility of Bitcoin and other digital assets, changes in regulatory frameworks governing cryptocurrencies, cybersecurity risks associated with holding digital assets, market risks affecting the Group's ability to acquire or hold Bitcoin, the Group's ability to execute its Bitcoin reserve strategy as planned, the timing, cost and uncertainty of the Group's business initiatives and the Group's ability to develop and monetize its business. None of the members of the Group undertake any obligation to release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Any application to list securities on NYSE American or any other exchange remains subject to the applicable exchange's review and approval process, and no assurance can be given that any such application will be approved.

Table of Contents 01 The SAVOR Investment Case Preferred share definitions, purchase price and dividend terms. PAGES 04–06 02 Income & Dividend Mechanics Cash yield, daily accrual, business-day payments and the Bitcoin-linked Bonus Dividend. PAGES 07–09 03 Reserve Protections & Issuer Context Contractual cash reserves and payment priority, followed by proceeds and issuer context. PAGES 10–15 . 03 A Three-Part Framework For Evaluating SAVOR

SECTION 01 01 The SAVOR Investment Case Preferred equity with daily income, Bitcoin-linked cash Bonus Dividends and contractual reserve protections. Series A 13.5% Perpetual Cumulative Preferred Shares SVOR 04

INTRODUCING SAVOR (SVOR) Daily Accrual. Business-Day Payments. 01 DAILY ACCRUAL Non-leap year: $3.375 ÷ 365 = $0.00925 per share daily. Payment generally follows on the next Business Day. 02 DIVIDEND KICKER Bitcoin-linked cash Bonus Dividends of up to $4.00 per share. SAVOR's core product differentiator. 03 CUMULATIVE If funds are not legally available, unpaid daily Dividends accrue additional dividends. 04 DIVIDEND RESERVE Contractually maintain cash equal to at least 12 months of daily dividend payments. 05 SAVOR combines high daily income with Bitcoin-linked upside, backed by a contractual minimum 12-month dividend reserve and enhanced by a Bitcoin-triggered bonus dividend kicker.

PREFERRED SHARE TERMS Preferred Share Terms And Investor Rights Defined dividend and payment-priority rights, with no scheduled maturity 06 TERM WHAT IT MEANS FOR THE INVESTOR Face amount / issue price $25 face amount determines dividends. Investors subscribe at the proposed $20 issue price. Dividend rate / cash yield 13.50% equals $3.375 annually per share; daily accrual on a 365-day basis. Cash yield at $20 is 16.875%. Cumulative If funds are unavailable, unpaid daily dividends accrue. Perpetual No scheduled maturity or principal repayment date. Issuer call DDC may redeem at $26.25 before year three or $25 thereafter, plus accrued and unpaid dividends. Holder redemption At $25 plus accrued and unpaid dividends upon a fundamental transaction, delisting or uncured breach. Reserves and ranking Cash equal to at least 12 months of daily dividend payments, maintained at all times. Senior to common, junior to creditors and to existing and future senior preferred indebtedness; no lien. Scheduled payments do not compound. Unpaid daily dividends accrue additional dividends when funds are not legally available.

SECTION 03 02 Income & Dividend Mechanics How daily accrual, business-day payments and Bitcoin-linked cash Bonus Dividends work. Series A 13.5% Perpetual Cumulative Preferred Shares SVOR 07

DIVIDEND PAYMENT TIMING Daily Accrual And Business-Day Payments $3.375 annual dividend per share; daily accrual is paid on the next Business Day 08 $3.375 ANNUAL DIVIDEND / SHARE 13.50% × $25 face value NEXT business day PAYMENT CONVENTION One-Business-Day settlement ~$0.009 DAILY ACCRUAL / SHARE $3.375 annual dividend ÷ 365 (non-leap year) DEC. 15 NEXT-YEAR SCHEDULE 6-K + press release + IR site AN $80,000 ILLUSTRATIVE ALLOCATION AT $20 4,000 shares ≈ $36.99 single-day payment $13,500 per year

DIVIDEND BONUS Bitcoin-Linked Dividend Kicker One-time cash Bonus Dividends linked to sustained Bitcoin price thresholds 09 BITCOIN PRICE THRESHOLD QUALIFYING PERIOD ONE-TIME CASH PER SHARE $180,000 10 consecutive trading days at or above threshold $0.75 / 3% of face $250,000 10 consecutive trading days at or above threshold $1.25 / 5% of face $350,000 10 consecutive trading days at or above threshold $2.00 / 8% of face Cash payment within 30 days. Record date is the Trigger Event date, or the preceding Business Day if the trigger occurs on a non-Business Day. Each threshold pays only once; all three total a maximum $4.00 per share. Excluded from regular cash yield.

SECTION 04 03 Reserve Protections & Issuer Context Contractual cash reserves and capital structure, followed by proceeds and issuer context. Series A 13.5% Perpetual Cumulative Preferred Shares SVOR 10

RESERVE ARCHITECTURE 01 MINIMUM DIVIDEND CASH RESERVE ≥12 MONTHS Cash equal to at least 12 months of daily dividend payments, maintained at all times.* 02 DIVIDEND RESERVE ACCOUNT SEGREGATED Cash held in trust and used exclusively for daily dividend payments. 03 EQUITY RIGHTS / NO LIEN NO LIEN The reserve remains Company property; holders have equity rights only. The Dividend Reserve Account remains Company property and does not create a lien or security interest. *We will fund an additional $500,000 from our existing cash on hand into a separate trust account for the benefit of the holders of the Preferred Series A Shares. 11 Contractual Minimum Dividend Reserve

INVESTOR PROTECTIONS Where The Preferred Shares Sit In The Capital Structure SAVOR ranks ahead of common equity and behind all existing and future indebtedness. 12 DDC SAVOR 13.5% Perpetual Preferred Series A Shares Senior to common and other junior equity DDC COMMON EQUITY Residual claim below the Series A Preferred Shares HOLDER REDEMPTION EVENTS Fundamental Transaction, delisting or uncured breach; $25 plus accrued and unpaid dividends EARLY ISSUER REDEMPTION $26.25 before Year 3, plus accrued and unpaid dividends LIQUIDATION PRIORITY $25 stated value plus accrued and unpaid dividends before common and other junior equity CLASS VOTING RIGHTS Majority consent for senior securities and certain parity issuances EXISTING CONVERTIBLE NOTE AND ALL EXISTING AND FUTURE INDEBTEDNESS

DDC Combines An Operating Business With A Growing Bitcoin Treasury 2,899 BTC HELD $78,216 AVERAGE BTC COST 6.97% YTD BTC YIELD* 0.0000425 BTC / DILUTED SHARE $20.2M FY 1H2026 REVENUE 30.4% FY 1H2026 GROSS MARGIN $1.2M FY 1H2026 ADJUSTED EBITDA 145% BTC HOLDINGS GROWTH IN 2026* DDC combines an operating Asian food platform with a disciplined Bitcoin accumulation and capital-markets strategy. *BTC per diluted share and YTD BTC Yield: DDC dashboard, November 2026. Other data: 1H 2026. BTC holdings growth is since beginning of 2026. 13

INDICATIVE OFFERING TERMS

Summary Of Principal SAVOR (SVOR) Terms

Final prospectus supplement and governing documents will control

Offering size	At least $35M aggregate (illustrative)	Dividend	13.50%; daily accrual (365, or 366 in leap years); paid next Business Day
Issue / face / listing	$20.00 / $25.00 / NYSE American (proposed symbol: SVOR)	Cash yield	~16.9% simple; reinvested return varies*
Term	Perpetual	Issuer call	$25 from Year 3 plus accrued and unpaid dividends
Early issuer redemption	$26.25 before Year 3 plus accrued and unpaid dividends	Holder redemption	$25 plus accrued and unpaid dividends upon specified redemption events
Liquidation preference	$25 stated value plus accrued and unpaid dividends	Ranking	Senior to ordinary shares; junior to indebtedness
Limited voting rights	Class consent for senior securities and certain parity issuances	Dividend compounding	Unpaid daily dividends accrue additional dividends
Daily payments	Generally paid on the next Business Day	Annual schedule	Published around Dec. 15 via 6-K, press release and IR site
No lien	Reserves remain Company property; holders have equity rights only	Reserve maintenance	Maintained at all times in a segregated account
Reserve minimum	12 months of daily dividend payments*	Existing notes	Up to 20% of gross proceeds may repay or discharge existing notes
Use of proceeds	Note payoff, BTC purchase, corporate uses and potential M&A	Dividend kicker	One-time $0.75 / $1.25 / $2.00 at BTC $180k / $250k / $350k

*Daily accrual equals $3.375 ÷ 365 in a non-leap year and uses 366 days in a leap year. Payment follows on the next Business Day.

*We will fund an additional $500,000 from our existing cash on hand into a separate trust account for the benefit of the holders of the Preferred Series A Shares.

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DDC ENTERPRISE SAVOR Thank You Daily Accrual. Business-Day Payments. Bitcoin-Linked Dividend Kickers. Series A 13.5% Perpetual Cumulative Preferred Shares SVOR 16